EXHIBIT 99.1

Stevanato Group Reports Revenue of €280.0 Million for the Second Quarter of 2025

Company delivers 8% revenue growth, expanded margins, and maintains fiscal year 2025 guidance

(PIOMBINO DESE, Italy) – August 5, 2025 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the second quarter of 2025.

Second Quarter 2025 Highlights (comparisons to prior-year period)

•
Revenue increased 8% to €280.0 million, and high-value solutions represented 42% of total revenue.
•
Gross profit margin increased 210 basis points to 28.1%.
•
Diluted earnings per share were €0.11; adjusted diluted earnings per share were €0.11.
•
Adjusted EBITDA margin increased 240 basis points to 23.2%.
•
The Company is maintaining its fiscal 2025 guidance, and continues to expect revenue in the range of €1.160 billion to €1.190 billion, adjusted EBITDA in the range of €288.5 million to €301.8 million, and adjusted diluted EPS in the range of €0.50 to €0.54.

Second Quarter 2025 Results

For the second quarter of 2025, revenue increased 8% year-over-year (10% on a constant currency basis) to €280.0 million, driven by a 10% increase in the Company's Biopharmaceutical and Diagnostic Solutions (BDS) Segment, which offset the 2% decline in the Engineering Segment.

Revenue from high-value solutions increased to €116.8 million, representing 42% of total revenue for the second quarter of 2025. This growth was driven primarily by strong demand for high-value syringes, and to a lesser extent, EZ-fill® cartridges and EZ-fill® vials.

Gross profit margin for the second quarter of 2025 increased by 210 basis points to 28.1%, compared with the same period last year. Margin expansion was driven by strong performance in the BDS Segment from the expected financial improvements at the Latina and Fishers facilities as volumes and revenue scale, and an increased mix of more accretive high-value solutions. This offset the lower gross profit margin from the Engineering Segment, which was due to an unfavorable project mix resulting from the timing of new orders.

As a result, operating profit margin for the second quarter of 2025 increased 400 basis points to 14.8%, while adjusted operating profit margin rose to 15.5%, driven by a higher gross profit and benefits from cost management initiatives launched last year.

Franco Stevanato, Chairman and Chief Executive Officer, stated, "We delivered another solid quarter of top-line growth, expanded margins, and we believe we remain on track to achieve our full-year guidance. As we advance our multi-year investment and optimization plans, we remain focused on disciplined execution, industry-leading innovation and continuing to meet the evolving needs of our customers."

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Biopharmaceutical and Diagnostic Solutions (BDS) Segment
Revenue grew 10% (12% on a constant currency basis) to €243.5 million for the second quarter of 2025, compared with the same period last year, driven by growth in both high-value solutions and other containment and delivery solutions.

Revenue from high-value solutions increased to 48% of BDS Segment revenue in the second quarter, led by strong growth in high-performance syringes and, to a lesser extent, EZ-fill® cartridges and EZ-fill® vials. Growth was underpinned by the increasing production capacity in high-value syringes in Latina and Fishers. Revenue from other containment and delivery solutions increased 6% to €126.7 million, driven by bulk syringes, cartridges, and contract manufacturing activities.

For the second quarter of 2025, gross profit margin increased 350 basis points to 31.2% and operating profit margin rose by 460 basis points to 19.1%, driven by the financial improvements from the new facilities in Latina and Fishers as they gain scale, and a favorable mix of high-value solutions.

Engineering Segment
Revenue from the Engineering Segment decreased 2% to €36.5 million for the second quarter of 2025, driven by lower revenue from glass converting, which was partially offset by growth in device assembly and packaging.

For the second quarter of 2025, gross profit margin for the Engineering Segment decreased to 6.6% and operating profit margin was negative 0.8%, due to an unfavorable project mix. This was due to a higher proportion of revenue from legacy projects and a lower volume of new orders, resulting from a shift in timing from projects initially forecasted in the second quarter, which are now expected to be secured in the second half of 2025. The Company continues to execute its business optimization plan, having completed the majority of the legacy projects in the first half of 2025 and remains on track to complete the remaining projects by the end of 2025.

Balance Sheet and Cash Flow
At June 30, 2025, the Company had cash and cash equivalents of €94.2 million and net debt of €312.4 million. In late July, the Company announced €200 million in financing to support growth investments in Italy and the United States.

Capital expenditures totaled €69.1 million for the second quarter of 2025, as the Company continues to ramp-up capacity in response to customer demand for high-value solutions.

In the second quarter of 2025, cash flow from operating activities was €44.9 million. Cash flow used for the purchase of property, plant, and equipment, and intangible assets totaled €60.3 million. The combination of increased cash flow from operations and lower capital expenditures drove a significant year-over-year improvement in free cash flow. This resulted in a negative free cash flow of €13 million for the second quarter of 2025, compared with a negative €46.1 million in the same period last year.

The Company believes that it has adequate liquidity to fund its strategic priorities over the next twelve months through a combination of cash on hand, cash generated from operations, available credit lines, and the ability to access additional debt or equity financing.

2025 Guidance
The Company is maintaining its fiscal 2025 guidance, and continues to expect:

•
Revenue in the range of €1.160 billion to €1.190 billion;

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

•
Adjusted EBITDA in the range of €288.5 million to €301.8 million; and
•
Adjusted diluted EPS in the range of €0.50 to €0.54.

Franco Stevanato concluded, "We operate in dynamic, high-growth markets, with capital investments strategically aligned to meet demand-driven needs. We believe our robust pipeline of long-term opportunities is fueled by powerful secular trends including pharmaceutical innovation and the rise in biologics. These macro trends align seamlessly with our core capabilities, and we believe the continued shift toward our premium offerings will support sustainable revenue growth. Backed by strong business fundamentals and a disciplined financial strategy, we have the flexibility to invest in growth while creating long-term value for our shareholders."

Conference call: The Company will host a conference call and webcast at 8:30 a.m. (ET) on Tuesday, August 5, 2025, to discuss financial results. During the call, management will refer to a slide presentation which will be available on the morning of the call on the “Financial Results” page under the Investor Relations section of the Company's website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the conference call using the following link: Pre-registration for STVN Q2 2025 earnings webcast

Webcast: A live, listen-only webcast of the call will be available at the following link: STVN Q2 2025 webcast.

Dial in: Those who are unable to pre-register may dial in by calling:

Italy: +39 02 802 09 11

United Kingdom: +44 1 212 818004

United States: +1 718 705 8796

United States Toll Free: +1 855 265 6958

Questions during the call: Participants who wish to ask questions during the call should use the HD webphone link: STVN Q2 2025 Link for Questions

Replay: The webcast will be archived for three months on the Company’s Investor Relations section of its website.

Forward-Looking Statements

This press release may include forward-looking statements. The words "continues," "expect," "believe," "remain," "advance," "continuing," "increasing," "gain," "expected," "remains," "believes," "maintaining," and other similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the Company's future financial performance, including revenue, operating expenses and ability to maintain profitability, and operational and commercial capabilities; the Company's expectations regarding the development of the industry and the competitive environment in which it operates; the expansion of the Company's plants and sites, and our expectations related to our capacity expansion; the global supply chain and the Company's committed orders; customer demand; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; the Company's geographical and industrial footprint; and the Company's goals, strategies, and investment plans. The forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future, and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as conditions in the U.S. capital markets, negative global economic conditions, inflation, trade war and global tariff policies, the impact of the conflict between Russia and the Ukraine, the evolving events in Israel and Gaza, supply chain and logistical challenges and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the geopolitical, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F filed on March 6, 2025, and our most recent filings with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt), and Capital Employed. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess our financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Caterina Tripepi Lisa Miles

caterina.tripepi@stevanatogroup.com lisa.miles@stevanatogroup.com

U.S. Media Giacomo Guiducci

Mark Sinclair: mark.sinclair@teamlewis.com giacomo.guiducci@stevanatogroup.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Consolidated Income Statement

(Amounts in € millions, except per share data)

	For the three months				For the six months
	ended June 30,				ended June 30,

	2025	%	2024	%	2025	%	2024	%

Revenue	280.0	100.0%	259.6	100.0%	536.6	100.0%	495.6	100.0%
Costs of sales	201.4	71.9%	192.1	74.0%	388.2	72.3%	365.9	73.8%
Gross Profit	78.6	28.1%	67.5	26.0%	148.5	27.7%	129.7	26.2%
Other operating Income	0.9	0.3%	1.0	0.4%	2.1	0.4%	2.3	0.5%
Selling and Marketing Expenses	7.3	2.6%	7.4	2.8%	13.3	2.5%	13.2	2.7%
Research and Development Expenses	6.0	2.2%	8.8	3.4%	12.0	2.2%	19.5	3.9%
General and Administrative Expenses	24.8	8.8%	24.4	9.4%	49.3	9.2%	46.1	9.3%
Operating Profit	41.4	14.8%	28.0	10.8%	76.0	14.2%	53.3	10.7%
Finance Income	9.2	3.3%	3.6	1.4%	15.2	2.8%	6.3	1.3%
Finance Expense	11.5	4.1%	2.4	0.9%	17.0	3.2%	4.7	0.9%
Profit Before Tax	39.1	14.0%	29.2	11.2%	74.2	13.8%	54.8	11.1%
Income Taxes	9.4	3.4%	8.5	3.3%	18.0	3.4%	15.4	3.1%
Net Profit	29.7	10.6%	20.6	7.9%	56.2	10.5%	39.4	8.0%
Earnings per share
Basic earnings per ordinary share	0.11		0.08		0.21		0.15
Diluted earnings per ordinary share	0.11		0.08		0.21		0.15

Average shares outstanding	272.9		272.8		272.9		269.4
Average shares assuming dilution	272.9		272.8		272.9		269.4

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reported Segment Information

(Amounts in € millions)

	For the three months ended June 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	243.5	36.5	—	280.0
Inter-Segment	0.9	27.7	(28.6)	—
Revenue	244.4	64.2	(28.6)	280.0

Gross Profit	76.2	4.2	(1.8)	78.6
Gross Profit Margin	31.2%	6.6%		28.1%

Operating Profit	46.8	(0.5)	(4.9)	41.4
Operating Profit Margin	19.1%	(0.8)%		14.8%

	For the three months ended June 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	222.4	37.2	—	259.6
Inter-Segment	0.6	42.4	(43.0)	—
Revenue	223.0	79.6	(43.0)	259.6

Gross Profit	61.7	8.2	(2.4)	67.5
Gross Profit Margin	27.7%	10.3%		26.0%

Operating Profit	32.3	2.1	(6.4)	28.0
Operating Profit Margin	14.5%	2.6%		10.8%

	For the six months ended June 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	464.4	72.3	—	536.6
Inter-Segment	1.3	70.1	(71.4)	—
Revenue	465.6	142.4	(71.4)	536.6

Gross Profit	145.5	12.6	(9.5)	148.5
Gross Profit Margin	31.2%	8.8%		27.7%

Operating Profit	88.3	3.1	(15.4)	76.0
Operating Profit Margin	19.0%	2.2%		14.2%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

	For the six months ended June 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	421.3	74.3	—	495.6
Inter-Segment	1.2	82.6	(83.8)	—
Revenue	422.5	156.9	(83.8)	495.6

Gross Profit	115.8	21.6	(7.6)	129.7
Gross Profit Margin	27.4%	13.8%		26.2%

Operating Profit	60.5	7.3	(14.5)	53.3
Operating Profit Margin	14.3%	4.6%		10.7%

Cash Flow

(Amounts in € millions)

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Cash flow from operating activities	44.9	22.3	144.7	93.8
Cash flow used in investing activities	(59.7)	(69.5)	(130.4)	(171.6)
Cash flow (used in)/ from financing activities	21.2	(59.4)	(14.5)	87.5
Net change in cash and cash equivalents	6.5	(106.6)	(0.2)	9.7

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to "Non-GAAP Financial Information" on page 4 and the tables included in this press release for a reconciliation of non-GAAP financial measures.

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

Three months ended June 30, 2025	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	243.5	36.5	280.0
Effect of changes in currency translation rates	4.9	—	4.9
Constant Currency Revenue (Non-IFRS GAAP)	248.4	36.5	284.9

Six months ended June 30, 2025	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	464.4	72.3	536.6
Effect of changes in currency translation rates	4.3	—	4.3
Constant Currency Revenue (Non-IFRS GAAP)	468.7	72.3	540.9

Reconciliation of EBITDA

(Amounts in € millions)

	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2025	2024	%	2025	2024	%
Net Profit	29.7	20.6	44.0%	56.2	39.4	42.6%
Income Taxes	9.4	8.5	10.0%	18.0	15.4	16.8%
Finance Income	(9.2)	(3.6)	156.9%	(15.2)	(6.3)	142.5%
Finance Expenses	11.5	2.4	381.2%	17.0	4.7	263.1%
Operating Profit	41.4	28.0	47.9%	76.0	53.3	42.7%
Depreciation and Amortization and Impairment of PPE	21.6	20.8	3.5%	42.2	42.5	(0.7)%
EBITDA	62.9	48.8	28.9%	118.2	95.8	23.4%

Calculation of Net Profit Margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin

(Amounts in € millions)

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Revenue	280.0	259.6	536.6	495.6
Net Profit Margin (Net Profit/ Revenue)	10.6%	7.9%	10.5%	8.0%
Operating Profit Margin (Operating Profit/ Revenue)	14.8%	10.8%	14.2%	10.7%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	23.2%	20.8%	22.8%	21.1%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	15.5%	12.8%	14.9%	12.5%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

Three months ended June 30, 2025	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS (EUR cents)
Reported	62.9	41.4	9.4	29.7	0.11
Adjusting items:
Start-up costs new plants (1)	1.3	1.3	0.3	0.9	0.00
Restructuring and related charges (2)	0.9	0.9	0.2	0.6	0.00
Adjusted	65.1	43.5	10.0	31.3	0.11
Adjusted Margin	23.2%	15.5%

Three months ended June 30, 2024	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS (EUR cents)
Reported	48.8	28.0	8.5	20.6	0.08
Adjusting items:
Start-up costs new plants (1)	3.0	3.0	0.8	2.2	0.01
Restructuring and related charges (2)	2.2	2.2	0.5	1.7	0.00
Adjusted	54.0	33.2	9.9	24.5	0.09
Adjusted Margin	20.8%	12.8%

Six months ended June 30, 2025	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS (EUR cents)
Reported	118.2	76.0	18.0	56.2	0.21
Adjusting items:
Start-up costs new plants (1)	2.1	2.1	0.6	1.5	0.01
Restructuring and related charges (2)	2.1	2.1	0.5	1.6	0.01
Adjusted	122.4	80.2	19.1	59.3	0.22
Adjusted Margin	22.8%	14.9%

Six months ended June 30, 2024	EBITDA	Operating Profit	Income Taxes (3)	Net Profit	Diluted EPS (EUR cents)
Reported	95.8	53.3	15.4	39.4	0.15
Adjusting items:
Start-up costs new plants (1)	5.7	5.7	1.5	4.2	0.02
Restructuring and related charges (2)	3.1	3.1	0.8	2.4	0.01
Adjusted	104.6	62.1	17.7	46.0	0.17
Adjusted Margin	21.1%	12.5%

(1) During the three and the six months ended June 30, 2025, the Group recorded EUR 1.3 million and EUR 2.1 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products. During the three and the six months ended June 30, 2024, the Group recorded EUR 3.0 million and EUR 5.7 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy.

(2) During the three and the six months ended June 30, 2025, the Group recorded EUR 0.9 million and EUR 2.1 million, respectively, of restructuring and related charges among cost of sales, general and administrative expenses. These are mainly employee costs related to the reorganization of certain business functions. During the three and the six months ended June 30, 2024, the Group recorded EUR 2.2 million and EUR 3.1 million, respectively, of restructuring and related charges among general and administrative expenses and research and development expenses.

(3) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Capital Employed

(Amounts in € millions)

	As of June 30, 2025	As of December 31, 2024

- Goodwill and intangible assets	83.5	83.6
- Right of use assets	13.4	15.7
- Property, plant and equipment	1,280.3	1,248.4
- Financial assets - investments FVTPL	0.1	0.2
- Other non-current financial assets	13.4	5.4
- Deferred tax assets	99.7	95.3
Non-current assets excluding FV of derivative financial instruments	1,490.4	1,448.7

- Inventories	274.1	245.2
- Contract assets	175.3	168.5
- Trade receivables	242.3	296.0
- Trade payables	(223.9)	(231.0)
- Advances from customers	(25.2)	(16.6)
- Non-current advances from customers	(51.1)	(44.0)
- Contract liabilities	(10.2)	(16.5)
Trade working capital	381.3	401.6

- Tax receivables and other receivables	62.2	70.6
- Current financial receivables - rent to buy agreement	0.9	—
- Non-current assets held for sale	0.2	0.2
- Tax payables and other current liabilities	(141.6)	(92.2)
- Current provisions	(5.0)	(4.1)
Net working capital	298.0	376.1

- Deferred tax liabilities	(12.9)	(12.6)
- Employees benefits	(6.7)	(7.2)
- Non-current provisions	(2.9)	(2.8)
- Other non-current liabilities	(55.6)	(62.7)
Total non-current liabilities and provisions	(78.1)	(85.3)

Capital employed	1,710.3	1,739.4

Net (debt) /cash	(312.4)	(335.0)

Total Equity	(1,397.9)	(1,404.4)

Total equity and net (debt)/ cash	(1,710.3)	(1,739.4)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Free Cash Flow

(Amounts in € millions)

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Net cash flow from operating activities	44.9	22.3	144.7	93.8
Interest paid	2.1	1.7	3.5	2.3
Interest received	(0.1)	(1.0)	(1.0)	(1.2)
Purchase of property, plant and equipment	(57.6)	(68.7)	(128.0)	(169.2)
Proceeds from sale of property, plant and equipment	0.4	3.0	1.4	3.0
Purchase of intangible assets	(2.7)	(3.4)	(4.1)	(5.5)
Free Cash Flow	(13.0)	(46.1)	16.6	(76.8)

Net (Debt) / Net Cash

(Amounts in € millions)

	As of June 30,	As of December 31,
	2025	2024
Non-current financial liabilities	(342.6)	(317.7)
Current financial liabilities	(75.6)	(116.9)
Other non-current financial assets - Fair value of derivatives financial instruments	0.1	—
Other current financial assets other than financial receivables for rent to buy agreement	11.6	1.3
Cash and cash equivalents	94.2	98.3
Net (Debt)/ Cash	(312.4)	(335.0)

CAPEX

(Amounts in € millions)

	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2025	2024		€2025	2024	€
Addition to Property, plant and equipment	66.4	72.6	(6.2)	134.7	142.3	(7.6)
Addition to Intangible Assets	2.7	3.3	(0.6)	4.1	5.5	(1.4)
CAPEX	69.1	75.9	(6.8)	138.8	147.8	(9.0)

Reconciliation of 2025 Guidance*

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS (EUR cents)
Reported	1,160.0-1,190.0	280.3-293.6	183.2 - 196.5	130.2 - 140.1	0.48-0.52
Adjusting items
Start-up costs new plants	—	8.2	8.2	6.1	0.02
Adjusted	1,160.0-1,190.0	288.5-301.8	191.4 - 204.7	136.3 - 146.2	0.50-0.54

*Amounts may not add due to rounding

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290